OMB APPROVAL	
OMB Number:	3235-0123
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SECU 02021796 OMMISSION
9

RECEIVED
MAR 25 2002

SEC FILE NUMBER
8- 52369

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
D.C. CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 JERICHO TURNPIKE SUITE 208
(No. and Street)

SYOSSET (City) NEW YORK (State) 11791 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN T. ABLAMSKY 516-883-4306
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KOSHERS & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS (516) 481-1515
(Name — *if individual, state last, first, middle name*)

1094 MERRICK AVENUE (Address) MERRICK (City) NY (State) 11566 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, JOHN T. ABLAMSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.C. CAPITAL LLC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

FINOP

Title

Julie L. Watts
Notary Public 3/22/02

JULIE L. WATTS
NOTARY PUBLIC, State of New York
No. 01WA5014288
Qualified In Nassau County
Commission Expires July 15, ~~19~~ 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/90

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: D.C. Capital LLC [13]

SEC FILE NO.: 8-52369 [14]

FIRM ID. NO.: 103826 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

6900 Jericho Turnpike Ste. 208 [20]
(No. and Street)

Syosset [21] New York [22] 11791 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/01 [24]

AND ENDING (MM/DD/YY): 12/31/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: John T. Ablamsky [30]

(Area Code)—Telephone No.: 516-883-4306 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 22 day of MARCH ~~19~~ 2002

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

KOSHERS & COMPANY [70]

ADDRESS Number and Street	City	State	Zip Code
1094 Merrick Avenue [71]	Merrick [72]	NY [73]	11566 [74]

Check One

(x) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	5 3				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER D.C. CAPITAL, LLC N3

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01
SEC FILE NO. 8-52369
Consolidated [ ]
Unconsolidated [X]

ASSETS

	Allowable		Non-Allowable		Total
1. Cash	$ 10,162	200			$ 10,162
2. Receivables from brokers or dealers:					
A. Clearance account	197,767	295			197,767
B. Other		300	$	550	
3. Receivables from non-customers		355		600	
4. Securities and spot commodities owned, at market value:					
A. Exempted securities		418			
B. Debt securities		419			
C. Options		420			
D. Other securities	236,884	424			
E. Spot commodities		430			236,884
5. Securities and/or other investments not readily marketable:					
A. At cost $ ____ [130]					
B. At estimated fair value		440		610	
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630	
A. Exempted securities $ ____ [150]					
B. Other securities $ ____ [160]					
7. Secured demand notes: market value of collateral:		470		640	
A. Exempted securities $ ____ [170]					
B. Other securities $ ____ [180]					
8. Memberships in exchanges:					
A. Owned, at market $ ____ [190]					
B. Owned, at cost				650	
C. Contributed for use of the company, at market value				660	
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670	
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	51,691	680	51,691
11. Other assets		535	13,300	735	13,300
12. TOTAL ASSETS	$ 444,813	540	$ 64,991	740	$ 509,804

OMIT PE[NNIES]

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER D.C. CAPITAL LLC as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1]
B. Other	[1115]	[1305]	[1]
15. Payable to non-customers	[1155]	[1355]	[1]
16. Securities sold not yet purchased, at market value		52,135 [1360]	52,135 [1]
17. Accounts payable, accrued liabilities, expenses and other	70,464 [1205]	[1385]	70,464 [1]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1]
B. Secured	[1211]	[1390]	[1]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value:		[1410]	[1]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[1]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	
20. TOTAL LIABILITIES	$ 70,464 [1230]	$ 52,135 [1450]	$ 122,599

Ownership Equity

21. Sole proprietorship	$
22. Partnership (limited partners $ [1020])	387,204
23. Corporation:	
A. Preferred stock	
B. Common stock	
C. Additional paid-in capital	
D. Retained earnings	
E. Total	
F. Less capital stock in treasury	( )
24. TOTAL OWNERSHIP EQUITY	$ 387,204
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 509,803

OMIT PE

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER D.C. CAPITAL LLC **as of** 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 387,204	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			387,204	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 387,204	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 64,991	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(64,991)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 322,213	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	23,645	3734		
D. Undue Concentration	12,753	3650		
E. Other (List)		3736	(36,398)	3740
10. Net Capital			$ 285,815	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER D.C. CAPITAL LLC as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 4,698	3
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3
13. Net capital requirement (greater of line 11 or 12)	$ 100,000	3
14. Excess net capital (line 10 less 13)	$ 185,815	3
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 278,768	3

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 70,464	3
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3
19. Total aggregate indebtedness			$ 70,464	3
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 24.65	3
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 24.65	3

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. *2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers* and consolidated subsidiaries' debits	$ N/A	3
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3
24. Net capital requirement (greater of line 22 or 23)	$	3
25. Excess net capital (line 10 less 24)	$	3
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3

OMIT PEN

NOTES:

(A) *The minimum net capital requirement* should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER D.C. CAPITAL LLC

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01
Number of months included in this statement Twelve

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:	
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 9,525
b. Commissions on listed option transactions	5,770
c. All other securities commissions	557,448
d. Total securities commissions	572,743
2. Gains or losses on firm securities trading accounts	
a. From market making in options on a national securities exchange	
b. From all other trading	(122,469)
c. Total gain (loss)	(122,469)
3. Gains or losses on firm securities investment accounts	
4. Profit (loss) from underwriting and selling groups	
5. Revenue from sale of investment company shares	
6. Commodities revenue	
7. Fees for account supervision, investment advisory and administrative services	32,067
8. Other revenue	106,049
9. Total revenue	$ 588,390

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$
11. Other employee compensation and benefits	432,001
12. Commissions paid to other broker-dealers	
13. Interest expense	726
a. Includes interest on accounts subject to subordination agreements [4070]	
14. Regulatory fees and expenses	39,213
15. Other expenses	426,461
16. Total expenses	$ 898,401

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ (310,011)
18. Provision for Federal income taxes (for parent only)	
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above	
a. After Federal income taxes of [4238]	
20. Extraordinary gains (losses)	
a. After Federal income taxes of [4239]	
21. Cumulative effect of changes in accounting principles	
22. Net income (loss) after Federal income taxes and extraordinary items	$ (310,011)

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 51,240

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER D.C. CAPITAL LLC

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 447,574
A. Net income (loss)		(310,011)
B. Additions (Includes non-conforming capital of	$ [4262])	250,000
C. Deductions (Includes non-conforming capital of	$ [4272])	359
2. Balance, end of period (From item 1800)		$ 387,204

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ NOT
A. Increases	APPLICABLE
B. Decreases	
4. Balance, end of period (From item 3520)	$

OMIT PEN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER D,C, CAPITAL LLC **as of** 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon *which such exemption is based (check one only)*

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 8-44205 FISERV CORRESPONDENT SERVICES [4335]	XX	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

D.C. CAPITAL LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

DECEMBER 31, 2001

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

AUDITOR'S REPORT

To The Partners
D.C. Capital LLC
6900 Jericho Tpke - Suite 208
Syosset, New York 11791

We have audited the accompanying statement of financial condition of D.C. Capital LLC as of December 31,2001 and the related statements of operations, stockholders' equity and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statement referred to above present fairly, in all material respects, the financial position of D.C. Capital LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole in conformity with the rules of the Securities and Exchange Commission.

Koshers & Company

March 5, 2002
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Exhibit A

D.C. CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 10,162
Receivables from Clearing Firm	197,767
Securities Net	184,749
Total Current Assets	392,678
FIXED ASSETS-Net Of Accumulated Depreciation Of $3,681	20,524
OTHER ASSETS	
Organization Expenses	31,167
Security Deposits	11,800
Other Assets	1,500
TOTAL ASSETS	$ 457,669

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit A-1

D.C. CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued Expenses	$ 70,464
Total Current Liabilities	70,464
EQUITY	
Partnership Equity	387,205
Total Equity	387,205
TOTAL LIABILITIES & EQUITY	$ 457,669

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit B

D.C. CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission Income	$ 572,743
Trading Gains/(Losses)	7,055
Interest and Dividend Income	(122,469)
Other Income	131,061
Total Revenues	588,390
EXPENSES	
Trading Expenses	271,649
Employee Compensation - Benefits	408,718
Regulatory Fees	38,199
Communications	28,386
Other Operating Expenses	151,449
Total Expenses	898,401
NET INCOME/(LOSS)	$(310,011)

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit C

D.C. CAPITAL LLC
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Total
Balances - January 1, 2001	$ 447,574
Additions	250,000
Other Deductions	(359)
Net/(Loss)	(310,011)
Balances - DECEMBER 31, 2001	$ 387,204

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit D

D.C. CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income(Loss)	$(310,011)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation and Amortization	13,808
(INCREASE)/DECREASE IN	
Receivables from Clearing Firm	29,592
Other Assets	(1,500)
Marketable Securities	(184,749)
Accrued Expenses	70,464
Total Adjustments	(72,385)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(382,396)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Equity Contributions	249,641
NET INCREASE IN CASH AND CASH EQUIVALENTS	(132,755)
CASH AT BEGINNING OF YEAR	142,917
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,162

The Accompanying Notes Are An Integral Part Of This Financial Statement.

D.C. CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

D.C. CAPITAL LLC (the "Company") was formed in January 1,2001, in the state of New York.

The firm entered into a fully disclosed clearing arrangement with Fiserv Correspondent Services Corp.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Securities owned and to be purchased are valued at market value. The resulting differences between cost and market is included in income.

Fixed Assets are capitalized at cost. Depreciation of fixed assets is computed on the straight line method over the useful lives of seven years.

Cash and cash equivalents includes certificates of deposit with maturities of three months or less.

NOTE 2 - EXEMPTION FROM RULE 15C-3

For Securities and Exchange Commission reporting purposes, computations for the determination of the reserve requirements and information relating to the possession of control requirements under Rule 15C3-3 are not included since the Company carries no customers' accounts.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, and at

December 31, 2001, the Company's net capital of $185,816 exceeded the minimum net capital requirement by $ 85,810; and the Company's ratio of aggregate indebtedness $79,464 to net capital was 24.65%.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

REQUIRED BY SEC RULE 17a-5

To the Partners
D.C. CAPITAL LLC
Syosset, New York

We have audited the financial statement of D.C. CAPITAL LLC for the year ended December 31,2001 and have issued our report thereon dated March 5, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Koshers & Company

March 5, 2002
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Schedule I

D.C. CAPITAL LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL		
Total Assets		$ 457,669
Less: Total Liabilities		(70,464)
NET WORTH		387,205
LESS: NON ALLOWABLE ASSETS		
Organization Expenses & Other		64,991
TENTATIVE NET CAPITAL		322,214
HAIRCUTS		(36,398)
NET CAPITAL		$ 285,816
COMPUTATION OF NET CAPITAL REQUIREMENTS		
15% of Aggregate Indebtedness	$ 4,698	
Minimum Net Capital Requirements		
Minimum Dollar Net Capital Required	100,000	
Net Capital Required, Greater of Above		100,000
EXCESS NET CAPITAL		$ 185,816
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		24.65%

NOTE: There were no material differences between the computation of net capital calculated above and the Company's computation included in Part IIA of form X 17a-5 as of December 31, 2001.

See Auditor's Report on Supplementary Information.

SCHEDULE II

D.C. CAPITAL LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

A computation of reserve requirement is not applicable to D.C. CAPITAL LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditor's Report.

SCHEDULE III

D.C. CAPITAL LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

Information relating to possession or control requirements is not applicable to D.C. CAPITAL LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2).

See Independent Auditor's Report.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

To the Partners
D.C. CAPITAL LLC

In planning and performing our audit of the financial statements of D.C. CAPITAL LLC for the year ended December 31, 2001, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by D.C. CAPITAL LLC that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Rule 17-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we considered to be material weakness as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of D.C. CAPITAL LLC for the year ended December 31, 2001 and this report does not affect our report thereon dated March 5, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Koshers & Company

March 5, 2002
Merrick, New York